

Mail Stop 3030

May 6, 2009

Via Facsimile and U.S. Mail

Mr. Bradley E. Sparks
Chief Executive Officer
Visualant, Inc.
500 Union Street, Suite 406
Seattle, Washington 98101

> **Re: Visualant, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
> **Filed January 13, 2009**
> **File No. 000-30262**

Dear Mr. Sparks:

We have reviewed your filings and your response letter dated April 30, 2009 and we have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Item 8A. Controls and Procedures, page 11

1.   We note your response to our prior comments 1 and 2 that your management still has concluded that disclosure controls and procedures were effective as of the end of the

fiscal year. In our prior comment 1, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure, controls and procedures were not effective as of the end of the fiscal year.

2.   We note your response to prior comment 1. Please amend your Form 10-KSB to include the disclosure included within your response related to management's assessment of internal control over financial reporting as of September 30, 2008.

As appropriate, please amend your 2008 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant